UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                               Netrix Corporation
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                                (Name of Issuer)

                          Common Stock, $.05 par value
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                         (Title of Class of Securities)

                                    641148101
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Netrix Corporation

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              13595 Dulles Technology Drive, Herndon, Virginia  22071.

ITEM 2(A). NAME OF PERSONS FILING: New Enterprise Associates IV, Limited Partnership ("NEA IV") and New Enterprise Associates V, Limited Partnership ("NEA V") (the "Funds"); NEA Partners IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, and NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V (the "GPLPs"); and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas
              C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (collectively, the "General Partners"). The General Partners are individual general partners of NEA Partners IV. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA IV, NEA Partners IV, NEA V, NEA Partners V, Dorman, Marks, and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025.

ITEM 4.       OWNERSHIP.
              Not Applicable

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Netrix Corporation.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF NETRIX CORPORATION REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   January 31, 2000


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:     NEA Partners IV, Limited Partnership

By:                 *
   ------------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP

By:         *
    ----------------------------
     Charles W. Newhall III
     General Partner


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:     NEA Partners V, Limited Partnership
         By:        *
            ---------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS V, Limited Partnership

By:         *
    ---------------------------
     Charles W. Newhall III
     General Partner


         *
-------------------------------
Cornelius C. Bond, Jr.


         *
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C. Richard Kramlich


         *
-------------------------------
Arthur J. Marks

         *
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Thomas C. McConnell


         *
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Charles W. Newhall III

                                         *By: /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact

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*This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 1.